Exhibit 99.5

CONSENT OF EXPERT

I, Claude Duplessis, do hereby consent to:

(1)	the inclusion in this current report on Form 6-K of Nouveau Monde Graphite Inc. (the “Company”) of those portions of the scientific and technical information for which I was involved in the preparation presented in the Company’s news release dated January 10, 2023 regarding the preliminary economic assessment for the Uatnan Mining Project and the accompanying Material Change Report dated January 10, 2023 (the “Technical Information”), being filed with the United States Securities and Exchange Commission (the “SEC”); and

(2)	the filing of this consent under cover of Form 6-K with the SEC and of the incorporation by reference of this consent and the Technical Information, and the use of my name, into the Company’s Registration Statement on Form F-10 (No. 333-256340), and any amendments thereto, filed with the SEC.

	By:	/s/ Claude Duplessis
Claude Duplessis, Eng.
January 10, 2023